UNITED STATES         OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549    OMB Number 3235-008
                                                        Expires: January 31,2005

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                                                        SEC FILE NUMBER
                                                        0-5781
                                                        CUSIP NUMBER
                                                        291206 10 0

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One): [X] Form 10-KSB [_] Form 20-K [_] Form 10-Q [_] Form N-SAR

For Period Ended:   December 31, 2001
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
                          Emex Corporation
Former Name if Applicable

--------------------------------------------------------------------------------
 Address of Principal Executive Office (Street and Number)
                          12600 West Colfax Avenue, Suite C-500
City, State and Zip Code
                          Lakewood, CO 80215

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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       |  (a)  The reasons described in reasonable detail in Part III of this
       |       form could not be eliminated without unreasonable effort or
       |       expense;
       |
       |  (b)  The subject annual report, semi-annual report, transition report
       |       on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
       |       thereof, will be filed on or before the fifteenth calendar day
  [X]  |       following the prescribed due date; or the subject quarterly
       |       report or transition report on Form 10-Q, or portion thereof,
       |       will be filed on or before the fifth calendar day following the
       |       prescribed due date.
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The registrant recently changed its principal corporate office from New York City to Denver, Colorado and, contemporaneously with that move, made personnel changes and changes in arrangements for the maintenance of bookkeeping and accounting functions as well as in banking and record keeping procedures. As a result, more time was required than had been anticipated for the collection and analysis of the information needed for preparation of the registrant's annual report on Form 10-KSB for the year ended December 31, 2001.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stuart G. Schwartz   (Name)       212  (Area Code)
385-0668 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[X] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is estimated that net loss for the fiscal year being reported on will be approximately $3,387,000 greater than the net loss for the preceding fiscal year, primarily because of increases of approximately $1,519,000 in exploration expense, $583,000 in research and development expense, $234,000 in depreciation, depletion and amortization, $105,000 in operating lease expense, $493,000 in impairment of oil and gas properties and $534,000 in general and administrative expense, which are partially offset by an approximately $68,000 decrease in net interest expense and an approximately $13,000 increase in operating revenue.

                                EMEX CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     April 1, 2002
    --------------------------------------

By: /s/ Walter W. Tyler
   ---------------------------------------------------------------
    Walter W. Tyler, President and Chief Executive Officerr


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss232.201 or ss232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss232.13(b) of this Chapter).

                       LOVELETT, SKOGEN & ASSOCIATES, P.C.
                          104 SOUTH WOLCOTT, SUITE 735
                              CASPER, WYOMING 82601
                                 (307) 234-5395







April 1, 2002

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: EMEX Corporation
    Commission File 0-5781
    Form 12b-25 Notification of Late Filing - Form 10-KSB December 31, 2001

Dear Ladies and Gentlemen:

This letter will serve to confirm that we, as the auditors for EMEX Corporation, have read the applicable sections of the Form 12b-25 referenced above and are in agreement with the statements made therein.

Please contact us if you have additional questions.

/s/ Roxy L. Skogen, CPA
Roxy L. Skogen, CPA
Lovelett, Skogen & Associates, P.C.
Casper, Wyoming